

March 1, 2022

Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY
10022

> **Re: Zendesk, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on February 16 and 28, 2022**
> **Filed by JANA Partners LLC, JANA Special Situations Management, LP,**
> **Barry Rosenstein, Quincy Allen, Felicia Alvaro,**
> **Jeff Fox, and Scott Ostfeld**
> **File No. 001-36456**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12 on February 16, 2022

Soliciting Materials filed February 16, 2022, page 1

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that entering into the agreement with Momentive has caused "lasting damage" and your belief that "the board has all but assured that Zendesk will suffer a persistent discount to its intrinsic value," the board's actions have "reinforced concerns about its history of refusing to engage with interested strategic and financial buyers for the Company" and your belief that "shareholders are perpetually in danger of what Glass Lewis characterized as the board's *"ready, fire, aim"* process" (footnote omitted).

Soliciting Materials filed February 28, 2022

Soliciting Materials filed February 28, 2022, page 1

2.   Please provide support for your statements relating the email purportedly sent by the company's lead independent director to a CNBC contributor.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions